Greenberg
Traurig

Spencer G. Feldman
(212) 801-9221                                                September 23, 2005

VIA FACSIMILE, FIRST CLASS MAIL AND EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Mr. Russell Mancuso
      Ms. Carol McGee
      Mr. Tom Jones
      Mail Stop 6010

            Re:   SmarTire Systems Inc. (the "Company")
                  Registration Statement on Form SB-2 (No. 333-126386)
                  ----------------------------------------------------

Ladies and Gentlemen:

            On behalf of the Company, we hereby request that the above-referenced Registration Statement be withdrawn at this time. The Registration Statement was not previously declared effective by the staff of the Commission and no securities were sold pursuant to such Registration Statement. The Company's decision to withdraw the Registration Statement was made in response to the Securities and Exchange Commission's comment letter, dated August 18, 2005, from Mr. Mancuso to Al Kozak, President and Chief Executive Officer of the Company, and various subsequent conversations with Ms. McGee and Mr. Jones, to permit the Company to restructure a financing consisting of $30 million in convertible notes and a $160 million equity line of credit.

            In accordance with Rule 477 under the Securities Act of 1933, as amended, and certain telephone interpretations of the staff, the Company respectfully requests that the registration filing fee previously paid in connection with the Registration Statement be carried forward and taken into account in any subsequent Securities Act filing.

            Please do not hesitate to contact me (tel: 212-801-9221) or Michael
D. Helsel of this office (tel: 212-801-6962) if you have any questions regarding this letter.

                                                Very truly yours,


                                                /s/ Spencer Feldman

                                                Spencer G. Feldman

SGF/dp